April 2, 2013

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Nicholas P. Panos

Re:	CreXus Investment Corporation
Schedule 13E-3 and Schedule TO-T
File No. 005-85012
Filed by Annaly Capital Management, Inc. and CXS Acquisition Corporation

Ladies and Gentlemen:

The following are the responses of Annaly Capital Management, Inc. (“Annaly”) and CXS Acquisition Corporation (“Acquisition” and, together with Annaly, the “Filing Persons”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated March 28, 2013, regarding the Schedule TO-T/13E-3 filed by the Filing Persons in connection with their offer to purchase all the shares of Common Stock (“Common Stock”) of CreXus Investment Corp (“CreXus”) that Annaly does not already own.

For your convenience, the Staff’s comment precedes each response in this letter.

Schedule 13E-3

1.	Please advise us how the filing persons complied with Item 13 to Schedule 13E-3, or provide us with a brief legal analysis in support of the apparent conclusion the provision was inapplicable.

Response to Comment 1

Item 13 of Schedule 13E-3 requires the information required by Item 1010(a) through (b) of Regulation M-A “for the issuer of the subject securities.” CreXus is the issuer of the subject securities. The information in CreXus’ Annual Report on Form 10-K for the year ended December 31, 2012, which includes all the information required by Item 1010 (a) of Regulation M-A, is incorporated by reference in the section of the Offer to Purchase captioned “The Offer – Section. 9. Information about CreXus.”

Item 1010(b) of Regulation M-A requires pro-forma financial information “If material.” Because it is not intended that Annaly securities will be offered in a subsequent merger or other transaction in which the remaining target securities are acquired, Instruction 5 to Item

Schedule 13E-3 and Schedule TO
Annaly Capital Management, Inc.

10 of Schedule TO makes it clear that pro forma financial information would not be material for purposes of Item 1010(b) of Regulation M-A, even if CreXus would be significant to Annaly under the test in Rule 11-01(b)(1) of Regulation S-X (which it is not).

Instruction 2 to Item 10 of Schedule TO makes it clear that Annaly is not required to provide information about itself of the type described in Item 1010(a) through (b) of Regulation M-A. It should be noted that, although Annaly’s filings under the Securities Exchange Act of 1934, as amended, are not incorporated by reference into the Offer to Purchase, there is a statement in the section of the Offer to Purchase captioned “The Offer – Section 10. Information about Acquisition and Annaly” that Annaly files and furnishes periodic reports and other items with the SEC relating to its business, financial condition and other matters, accompanied by information about how those filings can be accessed at the SEC’s Public Reference Room, on the SEC’s website, and on Annaly’s website. Also, the information about Annaly’s financial condition that is relevant to its ability to pay the purchase price of the shares that are tendered and the sum payable to CreXus stockholders in the subsequent Merger, the total assets and liquid assets of Annaly at December 31, 2012, is set forth in the Summary Term Sheet in answer to the question “Does Annaly have the financial resources to purchase the shares that are tendered?”

2.	Please provide us with a brief analysis explaining how the filing fee was calculated.

Response to Comment 2

The filing fee was based upon a per share offer price of $13.00 plus the amount in lieu of a prorated portion of the quarterly dividend ($.05206 per share) if the Offer expires on its scheduled Expiration Date of April 16, 2013. The exact calculation was (a) 67,102,750 shares (the shares not owned by Annaly), times (b) $13.05206, times (c) $.0001364 ($136.40 per $1 million) = $119,463.

3.	Under Exhibit 99(a)(1)(vii), the press release provides notice to security holders regarding the Offer to Purchase and instructs them to contact the information agent should a copy of the related disclosure documents be sought. Advise us the filing persons complied with Rule 13e-3(f)(2).

Response to Comment 3

Annaly did in fact comply with Rule 13e-3(f)(2). The Offer to Purchase, the form of Letter of Transmittal, the form to be used for Guaranteed Deliveries, Guidelines relating to Form W-9 and copies of CreXus’ Schedule 14D-9 were disseminated on March 18, 2013 to all holders of record of CreXus Common Stock (including The Depository Trust Company). In addition, a summary advertisement regarding the Offer was published in The New York Times on March 18, 2013.

Schedule 13E-3 and Schedule TO
Annaly Capital Management, Inc.

4.	Under Item 7, the filing persons have incorporated by reference from a section of the Offer to Purchase titled “Effects of the Offer and the Merger.” This disclosure does not express, in dollar amount and percentage terms, the interests held in CreXus by Annaly and CXS before and after the transaction and presented on a net book value and net earnings basis. Please direct us to where we may locate this disclosure, or revise. See Item 1013(d) of Regulation M-A and Instruction 3 thereto.

Response to Comment 4

The Offer to Purchase states a number of times, including in the Summary Term Sheet, the Introduction, and Sections 1, 6 and 9 of the portion of the Offer to Purchase captioned “Special Factors,” that Annaly currently owns 12.4% of the outstanding stock of CreXus. The Offer to Purchase also states on a number of instances, including the Summary Term Sheet, the Introduction and Sections 2, 5 and 6 of the portion of the Offer to Purchase captioned “Special Factors” that if Acquisition purchases the shares that are tendered in response to the Offer and the Merger takes place, Annaly will become the sole shareholder of CreXus. Because CreXus is a stock corporation with only Common Stock outstanding, the percentage of CreXus’ Common Stock a person owns is also the person’s percentage interest in CreXus’ net book value and net earnings.

The Offer to Purchase did not state explicitly the dollar amount of Annaly’s current 12.4% interest, or the 100% interest Annaly would have after the Offer and the Merger, in CreXus’ net book value or net earnings. Therefore, Item 7(d) of the Schedule 13E-3 has been amended to add, in accordance with Instruction 3 to Item 1013(d) of Regulation M-A, the following:

Annaly owns 12.4% of CreXus Common Stock. If it purchases the shares that are tendered in response to the Offer, Annaly will own 100% of the stock of CreXus. At December 31, 2012, CreXus had stockholders’ equity of $907,873,000, and for the year ended December 31, 2012, it had net income of $71,032,000. 12.4% of that stockholders’ equity was $112,576,252 and 12.4% of that net income was $8,807,968. One hundred percent of that stockholders’ equity was $907,873,000 and 100% of that net income was $71,032,000.

5.	In complying with Item 7(d) of Schedule 13E-3 and corresponding Item 1013(d) of Regulation M-A, the disclosure should be revised to state, if true, that Annaly will become the direct beneficiary of the compliance cost savings that accrue to CreXus. This disclosure should indicate that this benefit will be recurring on an annual basis, and be quantified. See Instruction 2 to Item 1013 of Regulation M-A, or advise.

Response to Comment 5

Schedule 13E-3 and Schedule TO
Annaly Capital Management, Inc.

Annaly had not considered the savings due to CreXus’ not having to comply with requirements imposed upon publicly traded companies as a material benefit from the Offer and the Merger. However, Item 7(d) of the Schedule 13E-3 has been amended to add the following:

If Annaly becomes the sole stockholder of CreXus, CreXus will save the annual costs of preparing and making filings with the Securities and Exchange Commission. During 2012, the cost of those filings totaled approximately $125,000 and it is anticipated that if CreXus continued to have publicly traded equity securities, it would incur similar costs in future years. Also, CreXus will no longer be required to have independent directors or to have its own audit committee, compensation committee or corporate governance committee. During 2012, the cash compensation to the independent directors (not including compensation for serving on the Special Committee formed to consider the transaction with Annaly) totaled $175,000 and the independent directors received deferred stock units relating to CreXus Common Stock that had a total value when the deferred stock units were issued of $104,994.

6.	It is unclear how CXS complied with Item 8 of Schedule 13E-3 and corresponding Item 1014 of Regulation M-A. Please revise or advise.

Response to Comment 6

The following are the locations in the Offer to Purchase of the disclosures required by Item 1014 of Regulation M-A:

(a) Fairness

Acquisition was formed shortly before commencement of the Offer. The analysis of the fairness of the Offer was performed by Annaly on behalf of both Acquisition and itself. Item 8 of the Schedule 13E-3 has been amended to say that the beliefs of Annaly regarding fairness of the Offer also are the beliefs of Acquisition.

There is a statement in the Summary Term Sheet that “We believe that the Offer and the Merger are fair to the CreXus stockholders other than Annaly.” In addition, there is a statement in the section of the Offer to Purchase captioned “Special Factors – Section 4. Position of Annaly regarding Fairness of the Offer and the Merger” that “Annaly believes the transactions contemplated by the Merger Agreement (i.e., the Offer and the Merger) are fair to CreXus’ stockholders other than Annaly.” That statement is followed by reasons for Annaly’s belief.

(b) Reasons

The section of the Offer to Purchase captioned “Special Factors – Section 4. Position of Annaly regarding Fairness of the Offer and the Merger” describes eight reasons Annaly (and

Schedule 13E-3 and Schedule TO
Annaly Capital Management, Inc.

Acquisition) believe the transactions contemplated by the Merger Agreement (i.e., the Offer and the Merger) are fair to CreXus’ stockholders other than Annaly. They included the percentage by which the base $13.00 per share portion of the purchase price exceeded (i) the sale price of CreXus’ Common Stock on November 9, 2012, which was the last trading day before public announcement of Annaly’s proposal to acquire the CreXus shares it did not own, (ii) the weighted average sale price of CreXus shares during the thirty trading days ended on November 9, 2012, (iii) the net book value of a share of CreXus Common Stock and (iv) the reported net asset value of a share of CreXus Common Stock valuing its assets at their fair value (which Annaly views as approximating the liquidation value of CreXus shares). Because the business of CreXus consists primarily of investing in marketable assets, Annaly believes that the net asset value of a share of CreXus Common Stock valuing its assets at their fair value also is the best measure of CreXus’ going concern value, particularly because CreXus does not have any employees of its own, and therefore a third party purchaser would not acquire anything but those assets.

(c) Approval of Security Holders

The Offer to Purchase describes on the Cover Page, in the Summary Term Sheet, in the Introduction, and in the sections of the Offer to Purchase captioned “Special Factors – Section 6. Summary of the Merger Agreement and Other Agreements,” “The Offer – Section 1. Terms of the Offer” and “The Offer – Section 12. Conditions to the Offer” that there is an unwaivable condition to Acquisition’s purchasing the shares that are tendered that the number of shares that are tendered be at least 51% of the CreXus Common Stock that is not owned by Annaly or any subsidiary or any officer or director of Annaly, FIDAC or CreXus.

The Offer to Purchase also discusses in several places the possiblity that the Merger may have to be approved by the CreXus stockholders and points out in the Summary of Terms and in the Introduction that, because Annaly already owns 12.4% of the outstanding stock of CreXus and Acquisition will not be able to accept the shares that are tendered in response to the Offer unless they are at least 51% of the shares that Annaly and its subsidiaries, and the officers and directors of Annaly, FIDAC and CreXus do not own, if Acquisition purchases the shares that are tendered, Annaly and Acquisition will be able to cause the Merger to be approved by the CreXus stockholders even if no other CreXus stockholders vote to approve it.

(d) Unaffiliated Representative

The Offer to Purchase describes in the Summary Term Sheet, in the Introduction and in the sections captioned “Special Factors – Section 1. Background of the Offer; Past Contacts; Negotiations and Transactions” and “Special Factors – Section 3. Recommendation by CreXus’ Board of Directors and its Special Committee” that CreXus’ Board of Directors appointed a Special Committee consisting of the three members of CreXus’ Board of Directors who are not employees of Annaly or FIDAC to participate in and direct the negotiation of the terms and conditions of the sale of CreXus or its portfolio or a merger or

Schedule 13E-3 and Schedule TO
Annaly Capital Management, Inc.

other business combination. The Offer to Purchase discloses in the Sections captioned “Special Factors – Section 1. Background of the Offer; Past Contacts; Negotiations and Transactions” and “Special Factors – Section 3. Recommendation by CreXus’ Board of Directors and its Special Committee” that the Special Committee engaged Goodwin Procter LLC as its legal advisor and Lazard Frères LLC as its financial advisor. In the Introduction, the Offer to Purchase described the opinion Lazard gave to the Special Committee that the consideration to be paid to the holders of CreXus shares (except for Acquisition, Annaly, or any wholly owned subsidiary of either Acquisition of Annaly) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The Offer to Purchase also described in the section captioned “Special Factors – Section 6. Summary of the Merger Agreement and Other Agreements” a representation and warranty by CreXus in the Merger Agreement that the Special Committee had received and considered an opinion of Lazard that the Offer and the Merger will be fair from a financial point of view to CreXus’ Stockholders (other than Annaly and its affiliates).

(e) Approval of Directors

The Offer to Purchase says in the Summary Term Sheet, the Introduction and the sections captioned “Special Factors – Section 1. Background of the Offer; Past Contacts; Negotiations and Transactions” and “Special Factors – Section 3. Recommendation by CreXus’ Board of Directors and its Special Committee” that the Board of Directors of CreXus had unanimously (with the two directors who were employees of Annaly and FIDAC not present or voting) approved the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger.

(f) Other Offers

The Offer to Purchase says in the Section captioned “Special Factors – Section 4. Position of Annaly regarding Fairness of the Offer and the Merger” that the Special Committee had had 45 days in which actively to seek proposals or offers and that, insofar as Acquisition or Annaly is aware, that effort had not resulted in a proposal that the Special Committee determined would be more beneficial to the holders of CreXus’ Common Stock than the Offer and the Merger. There is more detailed discussion of that subject in CreXus’ Schedule 14d-9 in the section captioned “Item 4. The Solicitation or Recommendation – Background and Reasons for the Special Committee’s and Board’s Recommendation.”

In the Section of the Offer to Purchase captioned “The Offer – Section 14. Legal Proceedings,” there are descriptions of several lawsuits that have been filed with regard to the Offer. As described in those descriptions, four of those lawsuits include assertions that in March 2011, Starwood Property Trust, Inc. had “bid” or “offered” to purchase CreXus for $14 per share. At the time, the CreXus Board believed that the Starwood letter was not a good faith proposal to acquire CreXus, much less a firm offer, but instead was an effort to disrupt a transaction the CreXus was about to complete. Therefore, even though the letter was

Schedule 13E-3 and Schedule TO
Annaly Capital Management, Inc.

received three days less than two years before the date of the Offer to Purchase, Annaly does not believe disclosure was required by Item 1014(b).

* * * *

In view of the fact that the Offer to Purchase does not state that Annaly views the reported net asset value of a share of CreXus Common Stock valuing its assets at their fair value as being the best measure of both the going concern value and the liquidation value of a share of CreXus Common Stock, Item 8(b) of Schedule 13E-3 is being amended to state, after the reference in the section of the Offer to Purchase captioned “Special Factors – Section 4. Position of Annaly regarding Fairness of the Offer and the Merger” to net asset value of a share of CreXus Common Stock valuing its assets at their fair value “(which Annaly views as the best measure of both the going concern value and the liquidation value of CreXus).”

Schedule TO-T

Terms of the Transaction

7.	To the extent the offer period is extended, it appears as though the tender offer consideration could change on a daily basis. Given the potential variability of consideration offered if the offer period is extended, please advise how the presentation of the tender consideration complies with Item 1004 of Regulation M-A and Rule 14e-1(b) of Regulation 14E.

Response to Comment 7

The type and amount of per share consideration being offered to security holders is described on the cover page of the Offer to Purchase, and in the section of the Offer to Purchase captioned Summary Term Sheet as being $13.00 plus an amount approximating, or in lieu of, a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expires, in cash net to the seller. The formula for determining the additional amount (plus the $13.00 per share base price) are described in the Introduction and in the sections of the Offer to Purchase captioned “Special Factors – Section 6. Summary of Merger Agreement and Other Agreements,” and “The Offer – Section 1. Terms of the Offer.” The daily amount of the additional sum if the Offer expires during the second quarter of 2013 ($0.002740 per share) is set forth in the Summary Term Sheet, in the Introduction and in the section of the Offer to Purchase captioned “The Offer – Section 1. Terms of the Offer.” And the exact purchase price if the Offer expires as scheduled on April 16, 2013 ($13.05206 per share) is stated in the Summary Term Sheet and in the Introduction.

Agreeing to make a payment in lieu of a dividend in addition to the base $13.00 per share was a concession made by Annaly at the request of the CreXus Special Committee. It is a benefit to the CreXus stockholders. It is difficult to imagine that Rule 14e-1(b) could be read to treat a daily increase in lieu of interest or dividends for the period until payment is made to be a daily increase in the consideration being offered that would each day require the offer to

Schedule 13E-3 and Schedule TO
Annaly Capital Management, Inc.

be extended for another 10 business days. An interpretation of that type would in effect preclude there ever being a tender offer that had a daily increase in lieu of interest or dividends until the offer expires. The daily change in the purchase price to take account of the dividend that will not be paid is no different from the standard purchase price paid in a tender for debt securities of a specified sum per $1,000 principal amount “plus accrued but unpaid interest to the date the offer expires [or another specified date]” It is particularly difficult to imagine that the daily change in the amount being paid to CreXus stockholders would constitute an increase in the consideration offered when, as is the case with regard to the Annaly offer, the exact amount of the daily change in the amount that will be paid if the Offer expires during the second quarter of 2013 is set forth in the offer documents.

Because of the possiblity that the Staff believes that if the Offer does not expire during the second quarter of 2013, and therefore the payment in lieu of a dividend will be based on the dividend paid with regard to the second or a subsequent quarter 2013, which is not currently known, the new daily payment amount will constitute a change in the consideration being offered, Annaly undertakes that if the Offer does not expire during the second quarter of 2013, Annaly will extend the Offer until at least 10 business days after the date on which Annaly announces the daily amount of the payment in lieu of a dividend if the Expiration Date of the Offer occurs during the third quarter or a subsequent quarter of 2013 or a subsequent year.

Position of Annaly Regarding Fairness of the Offer and Merger

8.	Revise to indicate, if true, that both Annaly and CXS believe that the proposed transaction is substantively and procedurally fair to the unaffiliated security holders of the CreXus. Item 1014(a) of Regulation M-A, by its terms, requires disclosure specifically directed at “unaffiliated security holders.” Please make conforming changes throughout the Offer to Purchase where appropriate.

Response to Comment 8

As is described in the response to Comment 6, the analysis of the fairness of the Offer was performed by Annaly on behalf of both Acquisition and itself. As is also described in the response to Comment 6, there is a statement in the Summary Term Sheet that “We believe that the Offer and the Merger are fair to the CreXus stockholders other than Annaly.” In addition, there is a statement in the section of the Offer to Purchase captioned “Special Factors – Section 4. Position of Annaly regarding Fairness of the Offer and the Merger” that “Annaly believes the transactions contemplated by the Merger Agreement (i.e., the Offer and the Merger) are fair to CreXus’ stockholders other than Annaly.” That statement is followed by reasons for Annaly’s belief.

Item 7(a) of the Schedule 13E-3 has been amended to change the sentence regarding Annaly’s belief quoted in the preceding paragraph to say:

Schedule 13E-3 and Schedule TO
Annaly Capital Management, Inc.

Annaly believes the transactions contemplated by the Merger Agreement and the manner in which they are to be carried out are substantively and procedurally fair to the CreXus stockholders other than Annaly and its affiliates (i.e., CreXus’ unaffiliated stockholders).

9.	We note the references to historical and current CreXus stock prices. Annaly and CXS must specifically discuss the going concern value, liquidation value and net book value factors identified in Instruction 2 to Item 1014 of Regulation M-A. Please revise. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981).

Response to Comment 9

As is described in the response to Comment 6, the reasons described in the section of the Offer to Purchase captioned “Special Factors – Section 4. Position of Annaly regarding Fairness of the Offer and the Merger” include the percentage by which the base $13.00 per share portion of the purchase price exceeds (i) the net book value of a share of CreXus Common Stock and (ii) the reported net asset value of a share of CreXus Common Stock valuing its assets at their fair value, which Annaly views as approximating the liquidation value of a share of CreXus Common Stock). Because the business of CreXus consists primarily of investing in marketable assets, Annaly believes that the net asset value of a share of CreXus Common Stock valuing its assets at their fair value also is the best measure of CreXus’ going concern value, particularly because CreXus does not have any employees of its own, and therefore a third party purchaser would not acquire anything but those assets.

10.	Revise to expressly address the potentially all negative responses to Item 1014(c), (d) and (e) of Regulation M-A. In addition to each of these line item disclosure requirements instructing the filers to affirmatively state “whether or not” a procedural protection has been provided for unaffiliated security holders, General Instruction E to Schedule 13E-3 makes clear that an “answer…in the negative” must be disclosed. In finalizing this revised disclosure, please follow the interpretive guidance offered in Q&A No. 21 in Exchange Act Release 17719 (April 13, 1981).

Response to Comment 10.

As can be seen from the response to Comment 6, the responses to Item 1014(c), (d) and (e) are not negative, and the information required by Item 1014(c), (d) and (e) appears in the Offer to Purchase.

Determination of Validity

11.	The disclosure indicates that determinations will be “final and binding” on the tendering holders. Please revise to clarify that security holders may challenge the bidders’ determinations in a court of competent jurisdiction. Conforming changes should be made throughout the Offer to Purchase, including the Conditions summary in section 12.

Schedule 13E-3 and Schedule TO
Annaly Capital Management, Inc.

Response to Comment 11

The Filing Persons do not dispute that a tendering holder could challenge the bidders’ determinations in a court of competent jurisdiction. However, they note the decision of the United States District Court for the Southern District of New York in Credit Lyonnais S.A. et.al, v. Korea Asset Management Corporation, et.al., 2003 WL 22241136 (S.D.N.Y.) to the effect that a reservation of the right of an offeror in its sole discretion to reject tenders is part of the contract between the offeror and the tendering security holders. Accordingly, Item 4 of the Schedule TO/13E-3 has been amended to add:

Although the Offer to Purchase says that (a) questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of tendered shares will be determined by Annaly, in its sole discretion, and that this determination will be final and binding on the tendering holders and other holders of Common Stock, (b) all questions as to the form and validity (including time of receipt) of notices of withdrawal, including a Request Message, will be determined by Annaly, in Annaly’s sole discretion (which determination will be final and binding), and (c) Annaly’s decision as to whether conditions to Acquisition’s obligation to purchase tendered shares have been satisfied will be final, and will bind all the holders of Common Stock, whether or not they tender their Common Stock in response to the offer, the fact that the Offer to Purchase says that particular determinations by Annaly will be final and binding does not preclude a security holder from commencing a court proceeding to challenge one or more of those determinations. However, Annaly believes that as a matter of contract law, its determinations as to the specified matters will bind stockholders who tender CreXus shares, at least if Annaly’s determination is made in good faith and is not unreasonable.

Withdrawal Rights

12.	The disclosure indicates that a “holder who tenders shares of Common Stock may withdraw the shares…only as described in this section.” Revise this section to expressly discuss the availability of the statutory withdrawal rights under Section 14(d)(5) of the Exchange Act. In addition, delete the inaccurate language that states shares may not be withdrawn after the Expiration Date of the Offer, as defined in the Offer to Purchase.

Response to Comment 12

Annaly disagrees with the description of the statement that shares may not be withdrawn after the Expiration Time of the Offer as “inaccurate.” That statement provides an important warning to stockholders that if they do not properly withdraw shares before the offer expires,

Schedule 13E-3 and Schedule TO
Annaly Capital Management, Inc.

in all likelihood, they will not be able to withdraw the shares after that time. It is respectfully submitted that the fact that, as a theoretical matter, if the Offer extends for more than 60 days, a tendering stockholder might have the right to withdraw shares during the few minutes (if any) between the Expiration Time and the time the tendered shares are accepted for payment, is not a reason to delete or dilute that meaningful warning. However, Item 4 of the Schedule TO/13E-3 has been amended to add, each time there is a statement that shares cannot be withdrawn after the Expiration Time “except as provided in Section 14(d)(5) of the Exchange Act.”

* * * *

CXS Acquisition Corporation and Annaly Capital Management, Inc. each acknowledges that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions, or would like to discuss anything, about anything that is said above, please call David Bernstein of K&L Gates LLP at 212-536-4029 or call me at 212-696-0100.

Very truly yours,

/s/ R. Nicholas Singh
R. Nicholas Singh
Secretary of CXS Acquisition Corporation

/s/ R. Nicholas Singh
R. Nicholas Singh
Chief Legal Officer of Annaly Capital Management, Inc.